DMS

17005336

Mail Processing Section

FEB 22 2017

Washington DC
406

SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YYY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

175 FEDERAL STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

S7

OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

IRINA ZUBOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 10, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☐ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Winslow, Evans & Crocker, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Winslow, Evans & Crocker, Inc. and Subsidiary as of December 31, 2016, and the related consolidated notes to the financial statements. This consolidated financial statement is the responsibility of Winslow, Evans & Crocker, Inc. and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Winslow, Evans & Crocker, Inc. and Subsidiary as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC
Norwood, Massachusetts
February 13, 2017

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 887,212	$ -	$ 887,212
Receivable from broker-dealers and clearing organizations	1,641,550	104	1,641,654
Receivable from non-customers	49,516	312,945	362,461
Securities owned:			
Marketable securities, trading, at market value	1,422,208	-	1,422,208
Marketable securities, available for sale, at market value	315,059	-	315,059
Not readily marketable equity securities, at estimated fair value	-	256	256
Property and equipment, at cost, less accumulated depreciation of $719,545	-	199,795	199,795
Other assets	-	312,022	312,022
	$ 4,315,545	$ 825,122	$ 5,140,667

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

LIABILITIES AND STOCKHOLDERS' EQUITY

	A.I. Liabilities	Non A.I. Liabilities	Total
Liabilities:			
Payable to broker-dealers and clearing organizations	$ 353	$ 737,676	$ 738,029
Securities sold, not yet purchased, at market value	-	1,138,714	1,138,714
Subordinated loans	-	137,500	137,500
Income taxes payable	32,456	-	32,456
Accounts payable, accrued expenses, and other liabilities	957,389	-	957,389
	990,198	2,013,890	3,004,088
Stockholders' equity:			
Common stock, no par value, 200,000 shares authorized, 19,274 shares issued and outstanding	1,393	-	1,393
Additional paid-in capital	1,724,140	-	1,724,140
Unrealized gain/(loss) on securities available for sale	29,595	-	29,595
Retained earnings	980,992	-	980,992
Less 2,176 shares of common stock in treasury, at cost	(599,541)	-	(599,541)
Total stockholders' equity	2,136,579	-	2,136,579
	$ 3,126,777	$ 2,013,890	$ 5,140,667

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Securities Transactions and Revenue Recognition

The Company's customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

At December 31, 2016, marketable securities classified as trading had gross unrealized gains of $6,625 and gross unrealized losses of $20,784.

Marketable securities classified as available for sale had net unrealized gains of $30,859. This net gain was reflected as a component of other comprehensive income.

Depreciation

Depreciation is provided for on the accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising and promotion costs as incurred.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $1,217,740 which was $1,117,740 in excess of its required net capital of $100,000. The Company's net capital ratio was .81 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2016, the Company's matching contribution amounted to $38,379.

NOTE 6 – INCOME TAXES

Income tax expense consisted of the following:

Federal	$ 37,277
State	23,576
Income tax expense	$ 60,853

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2016, consist of the following:

Cash in various accounts held at clearing brokers	$ 1,603,422
Commissions receivable	38,128
Other receivable	104
	$ 1,641,654

NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2016 major classes of property and equipment consisted of the following:

Computer equipment	$ 469,675
Furniture and fixtures	394,234
Leasehold Improvements	55,431
	919,340
Less: Accumulated depreciation	719,545
	$ 199,795

Depreciation expense for 2016 was $63,310.

NOTE 9 – LONG TERM LEASE

The Company leases office space at the rate of $94,218 per month. The lease expires in July 2021. The lease also has a clause for excess operating expenses charges. Rent expense for 2016 was $1,034,277. This is net of sublease payments and other reimbursements of $102,904.

Future minimum lease payments for non-cancelable operating lease at December 31, 2016 are as follows:

Year ended December 31,	
2017	$ 1,095,402
2018	1,199,115
2019	1,266,364
2020	1,289,452
2021	756,670
	$ 5,607,003

NOTE 10 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2016 are due January 2017, Interest on the loans is at the rate of 10%.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule.

NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2016, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 13 – LITIGATION

The firm learned that one of its former advisors had potentially placed the Company into a situation whereby both the advisor and the firm may have violated Regulations SP and possibly privacy laws. Although the advisor's actions were unilateral and against firm policy, the firm was nonetheless exposed to these potential violations.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 13, 2017, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.